EXHIBIT 99.99

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Updated Resource Estimates on the Snowfield-Brucejack Project” dated April 4, 2011, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Paul Greisman
Paul Greisman

January 9, 2012